82-7711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.c[redacted]

03037408

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

Fosters Brewing

With Compliments

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

SUPPL

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1 October 2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**6,956,865**	**1,500,000**
4	Total consideration paid or payable for the shares	**$31,214,939**	**$6,769,200**

dlw 11/17

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: **$4.58** date: 22 Oct 2003 lowest price paid: **$4.42** date: 15 Oct 2003	highest price paid: **$4.52** lowest price paid: **$4.50** highest price allowed under rule 7.33: **$4.76**

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**31,543,135**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **29 October 2003**

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/10/2003

TIME: 08:38:55

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

FOSTER'S GROUP LIMITED
Australian Business Number 007 620 886
77 Southbank Boulevard Southbank Victoria 3006 Australia
Telephone: 61 3 9633 2069 Fax: 61 3 9633 2070
Email: peter.Bobeff@fostersgroup.com

FOSTER'S GROUP
Inspiring Global Enjoyment

Peter A. Bobeff
Senior Vice President
Commercial Affairs

Attention : Mr David White
Manager Listings

27 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

ANNUAL GENERAL MEETING – 27 OCTOBER 2003
DISCLOSURE OF PROXY VOTES

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited as its Annual General Meeting held on 27 October 2003:

Resolution 1 **To re-elect Mrs M. L. Cattermole as a director (retiring by rotation)**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	948,794,128
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	865,369,776
- the proxy is to vote against the resolution	4,907,784
- the proxy is to abstain on the resolution	2,331,453
- the proxy may vote at the proxy's discretion	78,516,568
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 2 **To renew approval of the Foster's Employee Share Plans**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	922,993,898
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	839,142,519
- the proxy is to vote against the resolution	18,749,271
- the proxy is to abstain on the resolution	8,019,081
- the proxy may vote at the proxy's discretion	65,102,108
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 3 **To renew approval of the Foster's Long Term Incentive Plan**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	924,985,191
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	835,281,901
- the proxy is to vote against the resolution	24,599,897
- the proxy is to abstain on the resolution	7,999,185
- the proxy may vote at the proxy's discretion	65,103,393
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 4 **To approve the participation of Mr Edward T. Kunkel, President and Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	868,184,528
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	834,112,949
- the proxy is to vote against the resolution	30,865,726
- the proxy is to abstain on the resolution	65,041,647
- the proxy may vote at the proxy's discretion	3,205,853
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Yours faithfully

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2003

TIME: 15:17:53

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

Chairman's Address
to the
2003 Annual General Meeting
of Foster's Group Limited

Monday 27 October, 2003
Palladium Room
Crown Casino
Melbourne, Australia

***Please check on delivery**

Introduction

2003, despite being a challenging year, was one of further progress for Foster's. The implementation of Foster's strategy of building a global premium branded beverage business continued. It is a strategy which your Directors are confident will deliver sustainable earnings growth, strong cash flows and excellent shareholder returns though capital appreciation and dividend income.

This strategy is underpinned by a diversified business model, which spreads risk across products, countries and currencies and delivers a blend of premium products to our consumers and service excellence to our customers. We are - at the end of the day – a consumer organisation and our success will be judged by our brand strength, the quality of our products and service and their acceptance by our customers globally.

Since Foster's AGM a year ago, significant progress has been made in a number of areas. Brand innovation continued unabated with major new entries as well as the repositioning of several well-known brands. The group's brand portfolio and distribution capabilities were further developed by a number of strategic bolt-on acquisitions including Bulmer Australia, the owner of Strongbow cider, the T'Gallant wine portfolio on the Mornington Peninsula, Kangaroo Ridge and the Carmenet wine brand in the US. Major capital expenditure to improve production and distribution efficiencies was committed to beer and wine projects.

In addition, there were also number of significant events which took place and warrant special mention at the meeting today, including:

- the sale of Australian Leisure and Hospitality (ALH);
- the intended use of the proceeds from the sale of ALH;
- corporate governance; and
- management changes.

I will cover these events in detail shortly, but first to the financial performance for the year ended 30 June 2003.

Group Results

Net profit after tax/NPAT was $462.9 million and earnings per share/EPS were 22.3 cents.

While these figures were respectively 17.5% and 18.6% lower than the prior year, it is important to point out, that the reported NPAT figure includes a one-time net charge of $105.2 million due largely to the outcomes of the CUB operational review announced in April. This expenditure will contribute substantially to the gross annual efficiency gains of up to $85 million per annum, which CUB expects to realise within the next five years. Additionally, now that we have signed a new agreement for the sale of the Kent Brewery site, this charge will be offset over the next few years.

On a normalised basis, which adjusts for significant items, including this one-off charge, amortisation and the accounting treatment known as SGARA normalised NPAT was up 9.1% to $626.7 million and normalised EPS was also 7.8% higher to 30.4 cents, a good result.

In reporting on the performance of the company, your Board provides both reported and normalised numbers. It is our view that normalised figures provide a more accurate indication of the underlying performance of the group. This is particularly so in 2003, where we have a significant one-off charge which will lead to improved profitability for CUB in years to come. Reporting normalised figures is a generally accepted practice in company reporting.

The capability of the Foster's business model to generate strong, sustainable cash flow was further demonstrated in 2003 with operating cash flow (after interest and tax) 9.8% higher to $696.5 million. On a normalised basis, operating cash flow (before interest and tax) was almost $600 million, an 18% increase on the prior year. This is an outstanding result and reflects the focus your management team places on consistently improving cash generation from the business. Strong cash flows provide the group with considerable flexibility to fund growth initiatives and that's why cash generation remains a priority going forward.

The return on capital employed (ROCE) increased from 13.0% to 13.8% and remains at a very healthy margin above Foster's pre-tax weighted average cost of capital of approximately 10%. This reflects the group's ongoing commitment to the efficient use of capital in all parts of the business.

I am also pleased to affirm the decision of your Directors to pay a full year dividend of 18.75 cents fully franked, an increase of 10.3%.

These results are underpinned by the increasing financial strength of your Company with gearing, as measured by net debt/book equity, falling 15 percentage points to 59% and the maintenance of our BBB+ credit rating.

Using these strengths and the strong cash generative capability of Foster's, your Directors are focused on activities which will increase earnings per share and hence the value of your company.

Sale of ALH

Moving now to significant events for the year, beginning with the sale of ALH. I think it is important to outline the rationale behind the decision to divest this business

Selling ALH was a major portfolio management decision for the group and one completely consistent with the implementation of the premium beverages strategy. There is no doubt that ALH has made a valuable contribution to Foster's over many years and that it is a substantial and professionally run business. However, as is often the case as companies evolve, your Board determined that the continued ownership of this business was no longer essential to the further development of our premium branded beverage strategy.

With Foster's clearly focussed on building a global premium branded beverage company, management is concentrating its efforts, and the capital it has available to deploy to those avenues seen to be most appropriate to grow your company. It was determined that to commit further major capital to a retail-orientated business, with a major property component, was not the optimum utilisation of capital for Foster's shareholders. Accordingly, ALH in its new independent state will be free to continue to develop the pubs business in a way in which its Board and management believes will achieve greatest value for its shareholders.

Prior to making the decision to divest the business, commercial agreements were already in place between Foster's and ALH for the supply of beer, wine, spirits and cider products. These commercial agreements will continue and will ensure that Foster's commercial interests in supplying ALH as a major customer will be protected. In fact, ALH will become Foster's third largest customer and we look forward to continuing our close relationship with them.

Understanding the rationale behind the decision to sell ALH, brings me to the method of sale and why we chose an initial public offer, with the simultaneous creation of a property trust.

Your Directors chose the IPO route, because it is the best way to maximise value from the sale for shareholders. The team responsible for the transaction exhaustively pursued both the trade sale options and the IPO route and finally determined, and recommended to the Board, that the receipt of guaranteed minimum gross proceeds of $1.4 billion from the IPO process represented the best

way to maximise value to Foster's shareholders. Simply speaking, this means that we will be replacing the book value of the ALH asset of $730 million with estimated gross proceeds of $1.4 billion – an excellent result for you as Foster's shareholders. There has been very strong demand for shares in ALH at a retail level following the close of the retail offer last Wednesday and all indications are that this will be the case at the institutional level also. At or shortly after the end of this month, once the institutional book build process has been completed, the company will be in a position to advise on share allocation, the dispatch of shareholder entitlements and/or refund cheques occurring from 7 November. The listing of ALH is expected on 7 November.

My fellow Directors and I are very confident that the decision to divest ALH was the correct one and have been very pleased with the professionalism with which such a large and complex transaction has been handled.

The funds generated can then be utilised on behalf of shareholders to pursue growth options or other opportunities, which will benefit shareholders. This then leads to what the group intends to do with the funds raised from the sale.

Capital Management

It is important for shareholders to note that Foster's is in a very strong position in regard to balance sheet strength and has excellent cash flow generation capabilities. There is no doubt that these factors, and the expected gross proceeds of at least A$1.4 billion, provide Foster's with the financial capacity to undertake meaningful acquisition activity. However, at this time, we do not have a compelling, value accretive acquisition opportunity before us. In the absence of such an opportunity, Foster's is prepared to return funds in some form to shareholders and, when it is appropriate, return to the capital markets to raise funds for an investment opportunity.

The Board is likely to undertake such a capital return through the form of a major share buy-back, combining components of on and off-market share repurchase. The company is not in a position to be totally definitive about the scope and nature of this share buyback activity and will not be for a short while for two main reasons – firstly, your Directors need to be sure of the final proceeds from the ALH float and secondly we have to engage in discussions with regulatory authorities, including the Australian Taxation Office, in relation to the terms of any capital return process.

However, I would like to briefly discuss the capital management initiatives the company is currently undertaking and what is under consideration.

Foster's has already announced its intention to buy back up to 40 million shares on-market to re-purchase shares issued as part of the dividend re-investment plan and employee share programs. This process is in train and as at last Friday 24 October, almost seven million shares had been repurchased at an average price of $4.49 per share.

With the recent expiry of the US$ 400 million convertible bonds, Foster's now has clarity on the conversion level. Almost 90% of the face value of the bonds, which is approximately US$357 million, have been converted into ordinary shares, increasing our issued equity by 6% or 125 million shares.

It is the intention as a minimum – and depending on market conditions - to buy back this new equity.

Even with this level of buy-back, Foster's will still have significant remaining capacity to undertake further capital management activities while retaining a conservative gearing level. It is likely, that as a first phase, the Company will engage in share buyback activity of up to 10% of the weighted average number of shares on issue over the last 12 months, which is up to a total of around 200 million shares.

At this time the company would have a level of gearing below its 50% target on a net debt to book equity basis and as such there is scope for further capital return activity dependent on market conditions and in the absence of an appropriate investment opportunity.

It is anticipated that details of the capital management program will be outlined to the investment market and shareholders in mid-November.

Before moving on, let me conclude this section by saying that your Directors believe the ALH IPO and subsequent capital management activities, while no doubt resulting in shareholders having to digest a great deal of written information, and for this I can only apologise, are activities which represent astute portfolio and capital management initiatives.

Corporate Governance

Moving now to corporate governance matters.

Firstly, I am sure you are well aware that the ASX introduced Corporate Governance Guidelines during the year. Foster's was already in compliance with the substance and spirit of these guidelines and is moving to further develop some of the detailed processes which reinforce good governance and which were included in the ASX recommendations.

These areas included formalising some Committee Charters and policies and incorporating them under a Corporate Governance section of Foster's website. Initiatives in this area are either complete or well advanced. We will continue with our vigilant support of these guidelines and will also continue to seek quality outcomes rather than quick solutions.

A change to our audit arrangements was also made during the year. The Board recently reviewed the extent and nature of non-audit services provided by our external auditors PricewaterhouseCoopers. As a result, PricewaterhouseCoopers will no longer continue its tax work for the group – its work for Foster's will be confined solely to conducting external audit activities. The tax work has consequently gone out to tender. As advised at the meeting last year, the Board had already taken the decision to separate internal and external audit with Ernst and Young engaged to do internal audit and PricewaterhoursCoopers continuing to perform the external audit function.

As a group, we remain committed to continued vigilance on all corporate governance matters and I would like to underscore our commitment in this area.

Further information on the group's corporate governance activities can be found on pages 29-32 of your Annual Report.

Management Changes

Finally, I would like to turn to the management team and changes made during the year.

We are indeed fortunate to have a team of very experienced executives from a broad range of backgrounds leading Foster's, some of whom have had involvement with the company for a number of years, and others who bring skill sets and learnings from different business environments. The combination results in a strong team of multi-skilled and capable professionals who ably lead your company.

Some key changes were made to Foster's executive team during the year.

Firstly, Pete Scott was appointed in November 2002 to the position of Chief Financial Officer,

experience in finance and business consulting to the company. Since twelve of these years were spent in the US wine industry, Pete also brings invaluable insights from this industry to the company, and is a highly experienced professional.

Also in November, Trevor O'Hoy, who you may recall was previously Foster's CFO, moved into the Managing Director position at CUB where he has settled in extremely well. The strong performance of CUB in 2003 is testament to that. Trevor's depth of experience and knowledge of the brewing sector has prepared him well for his current role.

After the close of the year, the appointment of Neville Fielke to the role of Senior Vice President Global Strategy and Business Development was announced. Neville will join Foster's in mid November from his role as CEO at Racing Victoria Limited. He brings more than 20 years of executive experience with fast moving consumer goods companies, including four years as CEO of Heinz Watties Australasia and three years as CEO of HJ Heinz Australia. Neville joins at a time when a dedicated strategic planning and business development capability at the executive level will be integral to the company's next phase of growth.

On behalf of the Board, I would like to thank Ted Kunkel and the entire executive team for their continued professional skill and judgement in working to deliver value and enhanced returns to shareholders not only from regular business activities but also from some of the major projects undertaken during the year.

A company is only as strong as its people and we are fortunate at Foster's to benefit from the enthusiasm and dedication of more than 13,000 employees around the world. I would like to extend the Board's thanks and acknowledgement to them for their efforts throughout the year.

Once again, thank you for your attendance today. I would now like to invite your President and CEO, Ted Kunkel, to address the meeting.

Thank you.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2003

TIME: 10:56:22

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**